Filed by Florida Public Utilities Company

pursuant to Rule 425 under the Securities Act of 1933

and deemed as Definitive Additional Material

filed Pursuant to Rule 14a-6(j)

under the Securities Exchange Act of 1934

Subject Company: Florida Public Utilities Company

Commission File No.: 001-10608

September 22, 2009

FLORIDA PUBLIC UTILITIES AND CHESAPEAKE UTILITIES:

THE RIGHT COMBINATION

Dear Shareholder:

You should have recently received a proxy statement/prospectus which describes in detail the proposed merger between Florida Public Utilities and Chesapeake Utilities.

We thought it might be beneficial to provide you with a brief summary of why the Board of Florida Public Utilities believes the merger with Chesapeake is the right strategy for our company and our shareholders.

Under the terms of the proposed agreement, a newly formed wholly owned subsidiary of Chesapeake will be merged with and into Florida Public Utilities. As a result, Florida Public Utilities will continue as the surviving corporation and will become a wholly owned subsidiary of Chesapeake. Upon completion of the merger, you will receive Chesapeake shares in exchange for your Florida Public Utilities shares. Florida Public Utilities will no longer be publicly traded, but your new shares in Chesapeake will be traded on the New York Stock Exchange under the symbol “CPK”.

Your Board of Directors believes that the merger is in the best interests of Florida Public Utilities and its shareholders and has approved the merger and merger agreement. Your Board unanimously recommends that you vote “FOR” the merger agreement and the merger.

The Boards of both Florida Public Utilities and Chesapeake believe that the merger will provide significant strategic and financial benefits to shareholders, customers and employees, including:

•	A premium of over 15% percent based on the closing stock price for Florida Public Utilities on the day prior to the announcement of the merger agreement;
•	Increased scale and scope of the combined company’s energy presence in Florida;
•	A stronger utility business platform;
•	A more diversified customer base, energy portfolio and utility foundation, as well as a broader geographical presence;
•	Increased capabilities to take advantage of the expected growth in Florida;
•	Enhanced expertise and experience of the combined company;
•	Synergistic opportunities; and
•	Increased financial strength and flexibility.

Florida Public’s Board of Directors unanimously recommends that Florida
Public Shareholders vote “FOR” the approval of the merger

by returning the WHITE proxy card.

Recently, we learned that Energy, Inc. announced it would seek proxies from our shareholders to vote against this merger. You may have received a letter from Energy, Inc. urging you to vote against this merger. While a shareholder concern over a merger transaction warrants review, Energy, Inc. mischaracterizes important facts about our proposed merger and misstates other facts in its letter. We want you to know the truth about these issues.

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Your Board considered other strategic initiatives, including other merger and acquisition opportunities, to obtain the best value for our shareholders. The Board strongly believes that increased value to our shareholders is best achieved through a strategic merger with Chesapeake Utilities. Other possible mergers were discussed by the Board and it was unanimously decided by the Board that merging with Chesapeake represents the best value for shareholders, both today and from a long-term perspective.

•

The Board considered the unsolicited proposal from Energy West. As we disclosed in our proxy statement, the proposal was for a stock-for-stock acquisition of Florida Public Utilities by Energy West, Inc. (now a subsidiary of Energy, Inc.). The Energy West proposal was evaluated carefully by the Board with the assistance of its legal and financial advisors. After due consideration of the proposal and an analysis of Energy West, and after consulting with its legal and financial advisors, the Board determined that the Energy West proposal did not provide the best available value for our shareholders – either immediately or in the long- term. This decision was communicated directly to Energy West. We believe that Energy, Inc. is provoking a proxy fight now with the ultimate goal of gaining control over Florida Public Utilities without any value added for our shareholders.

•

For many years, we have had in place employment agreements with our key executives, which provide for severance payments in the event of a change of control. The severance payments due under the employment agreements would have greatly exceeded the amounts to be paid as stay bonuses to retain the executives. The desire of Chesapeake to retain two of the executives’ services after the merger, along with the executives’ desire to work for the combined company, resulted in new agreements and stay bonuses in lieu of incurring much larger severance payments that would result in losing the executives’ service and assistance in the merger transition. The Board is confident that these arrangements are reasonable and fairly compensate the executives for their services.

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Florida Public Utilities received approval on May 9, 2009 from the Florida Public Service Commission of a natural gas rate increase of approximately $8.5 million in revenues annually with new rates beginning June 4, 2009. Energy Inc. suggests that we may not have considered this development in our negotiations with Chesapeake. In fact, the financial forecasts and analysis performed by Houlihan Lokey to assist the Board in its evaluation of the merger did include projected natural gas rate implications arising from the Florida Public Service Commission approval. It is worth noting that the Florida rate case is still not finalized.

We are excited about the pending merger with Chesapeake Utilities and the opportunities it brings shareholders. Whether or not you intend to attend the special meeting in person, it is important that your shares be represented at the meeting and your voice be heard. Accordingly, we encourage you to return the enclosed WHITE proxy card as soon as possible to make sure that your vote counts. In addition to mailing the proxy card, you may also have the choice of voting over the telephone or Internet by following the instructions on the proxy card.

VOTE THE WHITE PROXY CARD TODAY!

We look forward to seeing you at the Special Meeting and, if you have any questions or need assistance in voting your proxy, we encourage you to contact our proxy solicitors, MacKenzie Partners, Inc., toll-free at 800-322-2885 or by email at proxy@mackenziepartners.com.

Sincerely,

John T. English

Chairman, President and CEO

IMPORTANT INFORMATION:

Additional Information and Where to Find It

In connection with the proposed merger, Chesapeake Utilities Corporation (“Chesapeake”) has filed a registration statement on Form S-4 (Registration No. 333-160795) with the SEC, containing a joint proxy statement of Chesapeake and Florida Public Utilities and a prospectus of Chesapeake, which was declared effective on September 10, 2009. WE URGE INVESTORS TO READ THE REGISTRATION STATEMENT AND JOINT PROXY STATEMENT/PROSPECTUS AND THESE OTHER MATERIALS CAREFULLY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT CHESAPEAKE, FLORIDA PUBLIC UTILITIES AND THE PROPOSED MERGER. Investors are able to obtain free copies of the registration statement and proxy statement/prospectus as well as other filed documents containing information about Chesapeake and Florida Public Utilities at http://www.sec.gov, the SEC's website. Free copies of Chesapeake’s SEC filings are also available on Chesapeake’s website at investor.shareholder.com/CPK/sec.cfm and free copies of Florida Public Utilities’ SEC filings are also available on Florida Public Utilities’ website at www.fpuc.com/about_us/invest.asp.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy securities, nor shall there be any sale of securities in any jurisdiction in which such solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

Participants in the Solicitation

Chesapeake and Florida Public Utilities and their respective directors, executive officers, other members of management and employees may be deemed, under SEC rules, to be participants in the solicitation of proxies with respect to the proposed merger. Information about the directors and executive officers of Florida Public Utilities is set forth in the proxy statement for Florida Public Utilities’ 2009 Annual Meeting of Stockholders, as filed with the SEC on a Schedule 14A on April 6, 2009 and Form 10-K filed with the SEC on March 20, 2009. Information about the directors and executive officers of Chesapeake is set forth in the proxy statement for Chesapeake’s 2009 Annual Meeting of Stockholders, as filed with the SEC on a Schedule 14A on March 27, 2009 and Form 10-K filed with the SEC on March 9, 2009. Additional information regarding the interests of those participants and other persons who may be deemed participants in the merger may be obtained by reading the registration statement, joint proxy statement/prospectus and other materials filed with the SEC regarding the proposed merger. You may obtain free copies of these documents as described above.